BALATON POWER INC.
MANAGEMENT DISCUSSION AND ANALYSIS
March 31, 2010

Management Discussion and Analysis of Financial Position and Results of Operation

Date of Report

The following information has been prepared as of July 7, 2010 and should be read in conjunction with the un-audited consolidated financial statements of Balaton Power Inc. (the “Company”) for the three-months ended March 31, 2010 as well as the audited financial statements for the year ended December 31, 2009. Management is responsible for the preparation of the financial statements and this MD&A.

Except for the Company’s change from Canadian GAAP to U.S. GAAP as discussed below, the Company’s critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in United States dollars unless otherwise indicated. Additional information for the Company may be obtained from www.sedar.com.

FORWARD LOOKING STATEMENTS

Except for historical information the Management Discussion and Analysis may contain forward-looking statements. These statements involve known and unknown facts, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or other achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements. Moreover, neither the Company nor anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company is under no duty to update any of these forward-looking statements after the date of this report. You should not place undue reliance on the forward-looking statements.

Overall Performance

Description of Business

The Company has limited operations. The Company has no producing properties and, consequently, has no current operating income or cash flow from its mineral interests. Currently, the principle activity of the Company is seeking approval of the Government of the State of Orissa in India to a revised a Joint Venture Agreement between the Company’s wholly owned subsidiary, Continental Resources (USA) Ltd. (“CRL”), and Orissa Mining Corporation (“OMC”), a State Government owned entity of the State of Orissa in India; this agreement relates to the development of the Gandhamardan Bauxite Deposit (the “Gandhamardan Project” or the “Project”). The activities of the Company are dependent on the success of obtaining the approval of the Government of the Sate of Orissa to the revised Joint Venture Agreement. In September 2009 the Company reinstated its 2005 Consortium Agreement with VISA International Ltd. (“VISA”) that relates to the Project. The Gandhamardan Project is more fully described in the Company’s filings on www.sedar.com.

General Discussion

Gandhamardan Project

The Company has limited operations and there is no assurance that a commercially viable bauxite deposit exists at the Gandhamardan Project site. Further developmental and exploration work is required before a final evaluation as to the economic and legal feasibility of the Project is determined.

In 2002 the Company acquired a 100% interest in CRL. CRL is working with the State of Orissa Government agencies to enter into a revised joint venture agreement with OMC that will provide for the right to explore and develop the Gandhamardan Project. During the period ended March 31, 2010 the Company continued to work on the Gandhamardan Project through its wholly owned subsidiary CRL. Meetings were held during the period ended March 31, 2010 with OMC and VISA relating to the Project.

The bauxite deposit related to the Gandhamardan Project contains a total historic estimate of 201.2 million tonnes averaging 46.4% Al2O3 and 2.44% SiO2. This resource estimate was calculated prior to the Canadian Institute of Mining and Metallurgy (CIM) Best Practices Guidelines for Estimation of Mineral Resources and Mineral Reserves and National Instrument 43-101 (NI 43-101) and were not performed to CIM standards. The Company has obtained the original data but a qualified person has not done the work necessary to verify the classification of the resource and the company is not treating it as a NI 43-101 defined resource. It is a historic estimate that should not be relied upon. Moreover, there is no guarantee that further work will result in the delineation of the current mineral resources. A NI 43-101 Technical Report (Summary Report Gandhamardan Bauxite Deposit February 9, 2007) prepared by Ernest A. Gallo is available for review on www.sedar.com.

CRL’s efforts with respect to the Project to date are based upon the terms of an agreement with OMC, which has been superseded and replaced by a further agreement between CRL and OMC (the “revised agreement”). The terms of the revised agreement have been accepted by both CRL and OMC, however the revised agreement remains subject to the approval of the State Government of Orissa, India. As of the date of this MD&A, the Orissa State Government has not authorized OMC to execute the final revised agreement.

There can be no assurance the Orissa State Government will authorize OMC to sign the definitive agreement or sign the definitive agreement on the terms currently prescribed. In the event that OMC does not sign the revised agreement, the Company’s interest in the Project would be significantly adversely affected.

Results of Operations for the interim period ended March 31, 2010

The Company’s loss (as well as operating expenses) for the interim period ended March 31, 2010 totaled $67,449 or less than $0.01 per share compared to $13,590 or less than $0.01 per share for the same period ended March 31, 2009. The losses for the period ended March 31, 2010 were higher due to the costs incurred for travel to India and an increase in professional fees of $14,319.

The Company’s variations in expenditures are directly related to the Company’s requirements for securing the Joint Venture Agreement with OMC. During the current period ended March 31, 2010 a trip was made to India by consultants on behalf of the Company to meet with both OMC and VISA. These meetings were beneficial to the Company in that they provided a plan for subsequent meetings with OMC and government officials of the State of Orissa. The Company will continue to raise working capital as its needs become apparent.

Professional fees were $25,319 during the period ended March 31, 2010 compared to $11,000 during the same period in 2009. Due to an increase in activities during the period ended March 31, 2010, travel expenses were $10,318 compared to $nil during the same period in 2009.

Summary of Quarterly Results (unaudited)

The following table provides a summary of the Company’s financial statements for the past eight quarters:

	2010	2009				2008
	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30
Total Assets	120,058	44,904	60,765	31,906	31,906	31,906	105,403	104,414
Total Liabilities	822,182	679,580	672,012	862,386	857,385	843,795	796,434	742,720
Shareholders’ Equity	(702,124)	(634,676)	(611,247)	(830,480	(825,479)	(811,890)	(691,031)	(638,306
Revenue	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Major Expenses:
Administration & General	27,130	44,904	40,213	-0-	2,590	6,802	27,669	32,076
Consulting fees & commissions	15,000	22,000	28,500	-0-	-0-	-0-	-0-	-0-
Professional fees	25,319	83,783	24,729	5,000	11,000	39,057	25,056	7,255
Stock Based Compensation	-0-	34,997	1,223,039	-0-	-0-	-0-	-0-	-0-
Write-down of investment	-0-	-0-	-0-	-0-	-0-	75,000	-0-	-0-
Write-down of resource property	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Net Loss	67,449	185,684	1,316,481	5,000	13,590	120,859	52,725	39,331
Loss per Common Share	$0.01	$0.01	$0.02	$0.01	$0.01	$0.01	$0.01	$0.01

Category	March 31, 2010	March 31, 2009
India Project including travel expenses	18,318	nil
Office (rent, phone, copies, postage etc.)	1,218	nil
Transfer Agent fees	3,000	nil
General Operating	4,594	2,590

The Company’s financial statements are expressed in U.S. dollars and have been prepared in accordance with U.S. GAAP.

Liquidity

As of the date of this MD&A, the Company has yet to generate any revenue from its business operations.

On March 31, 2010 the Company had $88,152 in cash compared to $12,998 on December 31, 2009. On March 31, 2010 the Company had negative working capital of $731,030 compared to a negative working capital of $663,582 on December 31, 2009. Preliminary discussions are in progress to raise working capital to meet to maintain normal operations for the next year exclusive of exploration and development expenses relating to the Gandhamardan Project.

The liabilities of the Company as of March 31, 2010 were $822,182, as compared to $857,385 as of March 31, 2009.

As of March 31, 2010, the Company had an accumulated deficit of $8,894,405, compared to $8,614,593 as of March 31, 2009. This continued increase in Company’s accumulated accounted deficit was due to continued expenditures related to the Gandhamardan Project without offsetting revenues, which resulted in losses totaling $67,449 as of March 31, 2010, compared with losses totaling $13,590 for the same period in 2009. These losses were from expenditures incurred for operations of the Company and more significantly came from meeting the costs of its subsidiary, CRL, on the Gandhamardan Project in India with VISA and OMC.

Capital Resources

The Company is currently not able to meet its financial commitments as they become due. There can be no assurance that the Company will continue to be successful in raising additional capital to meet future obligations of the Company. The Company is dependent on the proceeds of future financings to finance the exploration and potential development of the Gandhamardan Project and its operations. Further funds will be required to develop the Gandhamardan Project if it is determined to be economical.

The Company announced on March 25, 2010 that it intends to undertake a non-brokered private placement of up to 9 million units at the price of $0.02 per unit for an aggregate gross proceeds of $180,000 (the “Offering”). The proceeds of the Offering will be used for working capital. The completion of the Offering is subject to the execution of definitive documentation with regulatory hold periods from the date of issuance. Each unit of the Offering will consist of one common share of the Company and two common share purchase warrants of the Company, respectively an A Warrant and a B Warrant. Each A Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of one year after the closing date of the Offering and each B Warrant will entitle the holder thereof to purchase one common share of the Company at the exercise price of $0.03 for a period of two years after the closing date of the Offering.

The Company announced on March 25, 2010 to clarify the previous amendment of the exercise price of 9,000,000 A Warrants and 9,000,000 B Warrants issued pursuant to a private placement announced April 17, 2009 and debt settlements carried out in July of 2009. A total of 12,000,000 warrants were issued in the first tranche of the private placement (6,000,000 each of A and B Warrants) on August 20, 2009 and will expire August 20, 2010. A total of 2,000,000 warrants were issued in the second tranche of the private placement (1,000,000 each of A and B Warrants) on October 16, 2009 and will expire on October 16, 2010. A total of 4,000,000 warrants (2,000,000 each of A and B Warrants) were issued pursuant to the debt settlement agreements on July 23, 2009 and will expire on July 23, 2010. The exercise price of the A and B Warrants were amended by reducing the price at which the warrants are exercised from $0.05 per share to $0.03 per share for the A Warrants and $0.10 per share to $0.03 per share for the B Warrants.

In addition, as of the date of this MD&A the Company has 700,000 stock options outstanding to purchase common shares at prices ranging from $0.065 to $0.25 per share and expiring between August 21, 2010 and August 20, 2014. These stock options, if exercised, would result in the issuance of an additional 700,000 common shares of the Company.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

As of March 31, 2010, the Company had a receivable due from an affiliate in the amount of $28,906 (2009 -$28,906).

In October 2009 the Company entered into management agreements with its Chief Executive and Chief Financial Officers. Each agreement is for an initial one year term and will automatically renew annually. Consulting fees paid to these individuals aggregated $15,000 (2009 - $Nil) for the period ended March 31, 2010 compared to nil for the same period in 2009.

Loans Payable

During the period ended March 31, 2010, the Company received a loan in the amount of $15,000 from three shareholders of the Company for the purposes of financing the Company’s trip to India that occurred during the period. The loan bears interest at a rate of 12% per annum and is payable at maturity on January 28, 2010.

Fourth Quarter

Not applicable.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in Accounting Policies

The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles of the United States of America. In previous years, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles to satisfy SEC filing requirements. The conversion from Canadian GAAP to U.S. GAAP has been done in the financial statements presented here. In the years 2008 and before there were no accounting differences in U.S. and Canadian GAAP. Had the financial statements been presented in Canadian GAAP for the year ended December 31, 2009, there would have been a decrease in additional paid-in capital and an increase in common stock of $364,538 for the exercise of the 3,272,333 warrants. There were no accounting differences for the 3 months ended March 31, 2010 and 2009.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and amounts due to related parties. Unless otherwise noted, it is Management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/US dollar exchange rate did improve in favour of the Canadian dollar during fiscal year 2009 or in the period ended March 31, 2010. The Company does not take any steps to hedge against currency fluctuations. In addition, the Company does not anticipate the impact of inflation to be material to the Company in its efforts to both retain and attract partners for its consortium for the development of the Gandhamardan Project. The Indian currency is not expected to have an adverse affect on the Company during the initial phases of negotiating with potential partners or adding members to a consortium for the development of the project in India by CRL.

Other MD&A Requirements

Additional information relating to the Company, including the Company’s annual filings, are available on SEDAR at www.sedar.com.

Subsequent Events

On June 5, 2010, the British Columbia Securities Commission (the “Commission”) issued a cease trade order against the Company relating to the Company’s failure to file continuous disclosure prescribed by securities law (the “2010 CTO”). As of the date of this MD&A, the Company is endeavouring to file such required continuous disclosure to obtain a revocation of the 2010 CTO from the Commission.